Exhibit 19.1

The Adviser’s Procedure for the Treatment of Material Non-Public Information

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Adviser’s Compliance Manual (including its appendices).

I.
POLICY STATEMENT ON INSIDER TRADING

Preventing insider trading is a key policy and enforcement priority for securities regulators in the United States and elsewhere. Section 204A of the Advisers Act (“Section 204A”) requires that registered investment advisers establish, maintain, and enforce written policies and procedures reasonably designed, taking into consideration the nature of the business, to prevent the misuse of material non-public information by the adviser or any person associated with the adviser. Diameter has adopted these policies and procedures to meet its obligations under Section 204A.

Diameter forbids any employee from trading, either personally or on behalf of others, including Advisory Clients or other third parties, based upon material non-public information (“MNPI”) about a publicly-traded security that was acquired by breaching a duty of trust or confidence to the source of the information and communicating MNPI to others in violation of the law. This conduct is frequently referred to as “insider trading.” This policy applies to every Employee and extends to their activities within and outside their duties at Diameter’s principal office.

The term “insider trading” is not defined in the Applicable Laws, but generally is used to refer to the use of MNPI to inform trades in securities (whether or not one is an “insider”) or to communications of MNPI to others. Accordingly, it is important to understand the meaning of the terms “material” and “non-public.”

In order to ensure all Employees understand the insider trading laws and their responsibilities under these laws, the Chief Compliance Officer or an appropriate designee will arrange for a third party law firm or compliance consultant to provide training to all Employees on an annual basis.

Under the SEC’s view, if an Employee at the Firm is in possession of MNPI, then trades by any Employee at the Firm are generally considered to be “on the basis” of such information. Therefore, if there is any question as to whether information received by an Employee, or otherwise in possession of such Employee, is MNPI, it is essential that no Employee trade in any securities either for the account of an Advisory Client or for their Personal Account until the Chief Compliance Officer or an appropriate designee has been consulted.

A.
What is Material Information? Trading on insider information is not a basis for liability unless the information is material. “Material information” generally is defined as information for which there is a substantial likelihood that a reasonable investor would consider it important in making his or her investment decisions, or information that is reasonably certain to have a substantial impact on the price of a company’s securities. Information that Employees should consider material includes, but is not limited to the following types of information, and Employees should recognize that a wide range of information (including categories not specifically identified in the list below) can be considered material:
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earnings estimates (or results);
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changes in previously released earnings estimates;
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information about a significant transaction (for example, regarding the issuance of securities, a new financing or re-financing of existing debt, a merger, acquisition proposal or other corporate transaction);
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key terms of new financing;
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timing of a potential significant corporate transaction;
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major litigation or regulatory inquiries;
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liquidation problems;
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extraordinary senior management developments;
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current financial condition or performance;
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news of a significant sale of assets or the disposition of a subsidiary;
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significant current product developments;
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changes in dividend policies or the declaration of a stock split or the offering of additional securities;
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significant new products, processes or discoveries;
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the gain or loss of a substantial customer or supplier,
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pricing changes or discount policies;
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major contract awards;
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significant write-offs or restatements; and
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notice of issuance of patents.

Information provided by a government employee that the government employee learned in connection with such employee’s government service, for example, regarding a legislative or judicial process that may impact the security of an issuer, may also be considered material.

It is important to note that assessments about whether information is material can be subjective and may often be clearer in hindsight; therefore, Employees should promptly direct any questions about whether certain information is material to the Chief Compliance Officer or an appropriate designee.

B.
What is Non-Public Information?

Information is non-public until it has been effectively communicated to the marketplace. Information is considered public if it is available in a news report, public filing, research report or has been disseminated in any other manner such that it is reasonable to expect that others would have access to it. Common examples of non-public information include information disclosed to an Employee in confidence, information provided to a select group of analysts that is not made available to the investment community at large, information about a company that has not been disseminated by such company in a press release, and information received as a “tip” from a person who owes a duty of trust or confidentiality with respect to such information.

Any questions about whether information is non-public should be directed to the Chief Compliance Officer or an appropriate designee.

C.
Identifying Material Non-Public Information

Before engaging in trading activity for an Advisory Client or in a personal trade, Employees should consider if the information informing such a potential trade is material and non-public and/or was obtained from a company or another source (such as an employee of a relevant company or a family member of such an employee) as a result of a breach of duty of trust or confidence by that source. If there is a possibility that such information could be material and non-public, even if it is unclear, then the Employee should not engage in any trades in the related securities and instead should immediately contact the Chief Compliance Officer or an appropriate designee, who will determine how the matter should be handled.

D.
Impermissible Uses of Material Non-Public Information and Consequences of Missing Material Non-Public Information

No Employee may trade, personally, on behalf of an Advisory Client or on behalf of any other party, or encourage others to trade or recommend trades while in possession of material non-public information. Trading on or tipping others with material non-public information is illegal and inconsistent with Applicable Laws.

Penalties for trading on or communicating (tipping) material non-public information can be severe, both for individuals involved in such unlawful conduct and for their employers. If an Employee trades on or communicates (tips) material non-public information to others, such actions can result in, among other things, regulatory inquiry, litigation, criminal prosecution, adverse publicity for the Firm (and for the Employee) and disciplinary action by the Firm, including termination of such Employee’s employment. More specifically, misusing material non-public information may end an Employee’s career and result in civil and criminal penalties for the Employee, including imprisonment.

E.
Restricted List

When the Firm or its Employees obtain material non-public information with respect to securities, the issuers to which such material non-public information pertain will be added to Diameter’s Restricted List, and no trading by Diameter or any Employees in any securities or related financial instruments of such issuer will be permitted (other than, in limited circumstances and with the approval of the Chief Compliance Officer or an appropriate designee, with “big boy” trading language for loans). The Compliance Team is responsible for maintaining and circulating the Restricted List. The traders of the Firm are required to consult the Restricted List prior to executing any trades.

The Chief Compliance Officer or an appropriate designee is responsible for making the final determination of whether the Firm is restricted in trading in securities of an issuer and/or whether a name should be added to the Restricted List. The Chief Compliance Officer or an appropriate designee will determine whether to contact outside counsel to review whether the Firm is restricted in trading in securities of a particular issuer.

The Restricted List is circulated to all Employees on a daily basis, and additions to the Restricted List are promptly circulated to all Employees by the Compliance Team. The Compliance Team undertakes reviews of names on the Restricted List no less than monthly to confirm that any names that the Firm has been cleansed in do not erroneously remain on the list. Additionally, the Compliance Team reviews the Firm’s trading activity against the Restricted List on a daily basis.

If the Compliance Team uncovers that any trades have been made in respect of issuers on the Restricted List, the Compliance Team will immediately notify the trader responsible for the trade and investigate the circumstances surrounding the trade. Such findings will be documented, and the Compliance Team will determine if any substantive violations of securities laws or the Firm’s policies have occurred. The Compliance Team will maintain details on any such trades and determine, in conjunction with any outside counsel that may be engaged by the Chief Compliance Officer or an appropriate designee, what, if any, additional steps are necessary in connection with the particular trade.

F.
Gray List

Generally, an issuer’s name may be placed on Diameter’s gray list (the “Gray List”) under the following circumstances:

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If an Employee receives material non-public information under limited circumstances, such as outside the course of their employment with

Diameter, in the course of previous employment, or in the context of outside business activities (which must be pre-approved by Diameter pursuant to separate requirements under this Compliance Manual);
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An Employee receives information that is not deemed to be material non-public information by the Compliance Team, but the Compliance Team determines that trading should nonetheless be restricted out of an abundance of caution; or
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In the rare case where the fact that Diameter has received information is, in itself, so confidential that it is desirable to restrict knowledge of the receipt of such information to a smaller group of Employees.

Under these circumstances, the Chief Compliance Officer or an appropriate designee may circulate the Gray List to a limited number of Employees (and impose other internal information barriers) as appropriate and will monitor trades on a daily basis against the Gray List. If any trading activity occurs in the securities on the Gray List, the Chief Compliance Officer or an appropriate designee will review the circumstances and determine what, if any, additional action requires to be taken.

G.
Removing Names from Restricted List

The Compliance Team is responsible for removing names from the Restricted List. It is the obligation of each investment analyst that is responsible for covering a given issuer that is on the Restricted List to inform the Compliance Team when the Firm is no longer restricted in such name. The Compliance Team will evaluate the circumstances of the cleanse, review any relevant press release or occurrence of other “cleansing event”, and document the removal of a name from the Restricted List. The Chief Compliance Officer or an appropriate designee is responsible for making any final determination on whether a name can be removed from the Restricted List.

The Compliance Team will review whether names should be removed from the Restricted List on at least a monthly basis by confirming with the relevant analysts whether the restricting information has been made public, or whether another circumstance has occurred that would allow for such removal. The Chief Compliance Officer or an appropriate designee is responsible for all final determinations around whether to keep or remove an issuer name from the Restricted List.

H.
Sources of Material Non-Public Information

An Employee may voluntarily or inadvertently receive material non-public information from many potential sources, including, but not limited to, the following:

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Upon execution of a confidentiality agreement or agreement to be “wall-crossed” in a name;
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Accessing “private-side” data rooms or accessing borrower restricting information;
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Communicating with company management;
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Communicating with buy-side or sell-side analysts, or attending sell-side roadshows;
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Communicating with financial advisors or other agents of issuers;
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Communicating with ad hoc creditor committees and their restricted advisers;
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Communicating with expert network consultants and other research providers; and
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Communicating with political lobbyists or governmental officials.
I.
Inadvertent Receipt of Material Non-Public Information

In the event that the Firm is operating on the public side of a particular transaction and an Employee inadvertently receives or otherwise learns of information that may constitute material non-public information, the Employee should immediately notify the Chief Compliance Officer or an appropriate designee. The Employee should take steps to prevent the further dissemination of the information within the Firm while, at the same time, preserving the information. The Chief Compliance Officer or an appropriate designee will determine how the matter should be handled.

J.
Meetings with Company Management or Government Officials

Like other investors, Diameter often attends meetings or calls with senior management members of various issuers as part of its research process. These meetings may help confirm or contradict Diameter’s investment thesis with respect to the company and/or the industry under review and Diameter typically will consider the meeting in making its investment decisions. Such meetings include meetings with company management officials organized by sell-side firms that are not mandated by the company for any transaction, but that are organized to provide investors and potential investors with the opportunity to meet company management.

In general, given the seniority of management who routinely attend such meetings and their familiarity with, and obligations to abide by, relevant securities laws and regulations restricting disclosure of material non-public information, it is reasonable to expect that such management personnel will not disclose material non-public information to investors like Diameter. Accordingly, no compliance pre-approval is required for these meetings or calls. However, Employees must still be alert to the possibility that material non-public information may inadvertently be disclosed during such a meeting or call. If an Employee believes that he or she has received material non-public information, the Employee must not trade any related financial instruments and must immediately notify the Chief Compliance Officer or an appropriate designee, who will determine how the matter should be handled.

Employees should notify the Chief Compliance Officer or an appropriate designee if they have any contacts with an issuer that has publicly traded securities outside of the ordinary course of business or if such contact did not appear to be authorized by the issuer. Employees should notify the Chief Compliance Officer or an appropriate designee of any meetings or calls with any company employee that is a member of senior management (e.g., CEO, CFO, COO, etc.). Employees are required to maintain records of these meetings in their notes, workflow logs or otherwise separately notify the Chief Compliance Officer or an appropriate designee.

Compliance maintains a record of management meetings (including names or titles of executives in attendance) and reviews the record against trading activity on a quarterly basis to assess any possible risk of, or appearance of, trading on material non-public information. If further checks are required, a review of email communications may be performed. Annual and periodic training about trading on material non-public information is conducted for all Employees.

K.
Expert Networks/Other Consultants

Diameter understands that by allowing Employees to utilize expert networks to assist in the research process, it runs the risk of exposure to material non-public information. Further, there may be certain situations where the use of such experts (referred to interchangeably herein as “experts” or “consultants”) may be inappropriate or create the appearance of impropriety. In an effort to mitigate these risks, Diameter has adopted procedures which apply to the use of calls with, or calls arranged by, research networks, industry analyst firms or other research providers, as appropriate (“consulting firms”). Employees who work with consultants or research agents are required to carefully review the checklist and guidelines set forth in Exhibit B-1 to this Appendix B.

As of the date of this Compliance Manual, Diameter has authorized the use of AlphaSights, Gerson Lehrman Group (“GLG”), and Third Bridge as expert networks to assist with its research process.

L.
Access to Company Datarooms

Employees may elect to access company datarooms in order to obtain information on a particular offering of corporate debt or bank debt. In such cases, the dataroom is commonly accessible only after “clicking-through” a form agreement to keep information accessed through the dataroom confidential. Employees are required to onboard all datarooms onto FinDox, including requests for non-standard datarooms. Employees are not required to seek pre-approval from the Compliance Team prior to clicking-through to such datarooms. However, Employees will be required to notify the Compliance Team prior to going “private” on any issuer which has equity or debt that actively trades. In such cases, the Compliance Team will add the name to the Restricted List after granting approval to go “private” on a name, if the issuer has securities that trade. The Compliance Team maintains a separate log called the “Private on Loans” list when it obtains private side information related to borrowers that do not have any securities outstanding, but have loans that trade. This is typically information that is provided to all lenders and potential lenders of a loan and is not considered to be restricting in trading the loan. The Compliance Team reviews daily access reports generated by FinDox, SyndTrak, Intralinks and Debt Domain datarooms to monitor the sites on which Employees have chosen to obtain “private” side information.

M.
PIPEs

From time to time, Diameter may invest in a private offering of securities by a public company (often referred to as a private investment in public equity, or a “PIPE” transaction). The name of the issuer considering a PIPE transaction is usually considered material non-public information because of the potential price impact that such a transaction may have on the issuer’s securities. Upon learning the name of an issuer contemplating a PIPE transaction, Diameter will generally place the name on its Restricted List until the transaction is announced or cancelled.

Employees may be contacted from time to time by third parties who wish to solicit Diameter’s interest in participating in a PIPE offering. Prior to agreeing to receive PIPE information, Employees should learn non-specific details regarding the proposed issuer, such as the issuer’s industry, market capitalization or geography or other general public information, so that one of the Diameter Managing Partners can make an informed decision as to whether the Firm should receive further issuer-specific information that could make the Firm restricted. Generally, one of the Diameter Managing Partners, in making a determination about whether to receive further information, will seek to obtain assurances from any counterparty that the potential information would not consist of details that could result in Diameter becoming restricted in the issuer even after the announcement or cancellation of the PIPE transaction. If an Employee has, inadvertently or otherwise, received information that would allow him or her to guess the name of the issuer contemplating the PIPE transaction, the Employee should promptly contact the Chief Compliance Officer or an appropriate designee, who will make a determination on whether the name should be added to the Restricted List.

Promptly after receiving information in connection with a PIPE offering, Employees must promptly notify the Chief Compliance Officer or an appropriate designee so that a determination can be made about whether to add the name of the issuer to the Restricted List.

N.
Communication with Sell-Side and Buy-Side Analysts

Employees may communicate with members of other buy-side firms or sell-side firms as part of their ordinary diligence on a name that they are reviewing, or to obtain views from other market participants on performance, potential transactions and other current information on a name or sector. It is each Employee’s responsibility to immediately notify the Compliance Team if they believe that they may have inadvertently received any material non-public information in a name as a result of such communications.

O.
Voluntary Receipt of Material Non-Public Information

The Firm may elect to add a name to the Restricted List and restrict itself in trading in securities of that issuer by signing a confidentiality agreement with the issuer or its representatives, or by agreeing to a “wall-cross” by the issuer’s financial adviser or banking institution.

Each confidentiality agreement entered into by the Firm on behalf of its Advisory Clients with respect to a potential transaction involving an issuer or borrower will be processed by the Compliance Team, which reviews what information has already been received, and whether the information to be received upon execution of the confidentiality agreement will restrict the Firm in any tradeable securities, or whether the issuer or borrower is fully private. The Compliance Team is responsible for promptly updating the Restricted List pursuant to confidentiality agreements executed by the Firm. Generally, in such cases, the Firm will not be restricted prior to execution of the confidentiality agreement unless the Compliance Team determines otherwise, based on its review of any information that has already been received, including mere knowledge of a potential transaction.

In other cases, financial institutions that represent issuers or borrowers in potential transactions will contact Employees on a no-names basis to inquire whether Diameter agrees to be restricted or “wall-crossed” in a potential issuer or borrower and receive information regarding a potential transaction. Employees should direct all such “wall cross requests” to the Compliance Team, which will undertake all “wall-cross” procedures on behalf of the Firm. The Compliance Team will review the transaction on a no-names basis initially and may obtain high-level information about the potential transaction including the industry, type of transaction (for example, a new bond issuance), potential size of offering or size of issuer. The Compliance Team will screen the potential transaction with senior members of the trading team on a no-names basis. Upon approval from the trading team to be restricted in a potential name in that sector, the Compliance Team will provide its approval for the financial institution to communicate additional information to the investment team members at the Firm. The Compliance Team promptly updates the Restricted List when the Firm agrees to be crossed in a name. The Compliance Team maintains a log of all approved wall crosses, with an estimated date for becoming unrestricted.

P.
Information Barriers

Generally, the Firm does not employ information barriers among investment professionals and between its investment strategies. Therefore, if an investment professional is in receipt (voluntarily or involuntarily) of information that the Compliance Team deems to be material non-public information on an issuer, the Compliance Team will add the name to the Restricted List, and that will prohibit trading across all investment teams at the Firm until the name is removed. Members of the Compliance Team may sometimes receive and review information to determine whether it is material non-public information before the information is shared with other Employees of the Firm. This can occur, for example, (i) if the Compliance Team reviews information in a data room or presentation to determine whether the information is potentially restricting prior to granting access to the information to other Employees, or (ii) during a routine “wall-cross” procedure performed by the Compliance Team if a counterparty provides the Compliance Team with an issuer name.

In such cases, the Compliance Team may determine that although the information received by it is material non-public information, the Firm is nonetheless not restricted, pursuant to the following procedures. The Compliance Team will confirm that other Employees of the Firm (notably the members of the investment team that is responsible for the name or the wall-cross), do not have access to the data room or presentation, or have not received the name from the counterparty related to the wall-cross. The Compliance Team will document every such instance where the Compliance Team has received information, and after confirming the foregoing, has concluded that the Firm remains unrestricted.